Exhibit 99.4

Email to Gilead Operating Group

This morning, we announced that Gilead will acquire Forty Seven, a clinical-stage immuno-oncology company, in a $4.9 billion agreement. We’ve included some key messages below and attached an FAQ to help you answer questions you may receive from your teams.

Please do not forward this email — it is meant to help guide conversation.

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Key Talking Points

For Internal Use Only, Not for Distribution

•                  Gilead is acquiring Forty Seven, Inc. for $4.9 billion. The agreement was unanimously approved by both boards of directors and is expected to close in the second quarter.

•                  The deal brings magrolimab to Gilead, providing the company with an investigational molecule that has demonstrated promising results in Phase 1b/2 clinical studies for a number of cancers, including myelodysplastic syndrome and acute myeloid leukemia.

•                  This transaction supports Gilead’s strategic focus in growing its pipeline and expertise in immuno-oncology beyond cell therapy, as we seek to deliver on our ambitious goal of bringing 10 transformative therapies to patients in the next 10 years.

•                  This is the kind of deal we have said we would pursue — and will continue to pursue — in our efforts to ensure that we have access to the best scientific innovation available, as well as the best talent.

•                  Forty Seven has a highly experienced team with complementary expertise in a promising area of oncology. We are pleased to be able to add to our expertise in immuno-oncology and look forward to having Forty Seven become part of the Gilead family.